URANIUM RESOURCES, INC.	405 State Highway 121 Bypass
Building A, Suite 110
Lewisville, TX 75067
972.219.3330 Phone
972.219.3311 Fax

February 28, 2011

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director and Alexandra M. Ledbetter, Attorney-Advisor

Re:	Uranium Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Schedule 14A Definitive Proxy Statement
Filed April 27, 2010
File No. 1-33404

Dear Mr. Schwall and Ms. Ledbetter:

I am in receipt of the Staff’s letter of comments dated December 10, 2010 (the “Comment Letter”) to the above referenced filing.  For your convenience, we have set forth the original comment from the Comment Letter in bold typeface, and appearing below it is the company’s response.

Comment #1:

1.

We note the prospectus supplement pursuant to Rule 424(b)(5) dated November 1, 2010. We are unable to locate an unqualified legality opinion for this offering of 7,150,000 shares of your common stock covered by the shelf registration statement filed on Form S-3, file number 333-166647, declared effective on May 21, 2010. Please file the unqualified opinion in a Form 8-K or by post-effective amendment, or advise.

Response:

A Form 8-K was filed on December 16, 2010 that includes as Exhibit 5.1 an unqualified legality opinion for the offering of 8,222,500 shares of the company’s common stock covered by the shelf registration statement filed on Form S-3, file number 333-166647.

The company acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in this filing.

Sincerely,

/s/ Thomas H. Ehrlich
Thomas H. Ehrlich
Vice President and Chief Financial Officer